SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

THORNBURG MORTGAGE, INC.

(Name of Subject Company)

THORNBURG MORTGAGE, INC.

(Name of Filing Persons (Offeror)

Series C Preferred Stock, Par Value $0.01 Per Share

Series D Preferred Stock, Par Value $0.01 Per Share

Series E Preferred Stock, Par Value $0.01 Per Share

Series F Preferred Stock, Par Value $0.01 Per Share

885218305 885218404 885218503 885218701
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Larry A. Goldstone

Chief Executive Officer & President

Thornburg Mortgage, Inc.

150 Washington Avenue, Suite 302

Santa Fe, New Mexico 87501

(505) 989-1900

(Name Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of filing persons)

Copy to:

Karen A. Dempsey, Esq.

Heller Ehrman LLP

333 Bush Street

San Francisco, CA 94104

(415) 772-6000

and

David R Wilson, Esq.

Heller Ehrman LLP

701 Fifth Avenue, Suite 6100

Seattle, WA 98104

(206) 447-0900

Transaction Valuation	Amount of Filing Fee
$196,873,049(1)	$7,737(1)(2)

(1)	Estimated solely for the purpose of calculating the filing fee based on the sum of (i) the product of (A) an average price of $4.45 per share of Thornburg Mortgage, Inc.’s 8.00% Series C Cumulative Redeemable Preferred Stock (“Series C Preferred Stock”) and (B) 6,525,000 shares of Series C Preferred Stock, (ii) the product of (A) an average price of $4.505 per share of Thornburg Mortgage, Inc.’s Series D Adjusting Rate Cumulative Redeemable Preferred Stock (“Series D Preferred Stock”) and (B) 4,000,000 shares of Series D Preferred Stock, (iii) the product of (A) an average price of $4.46 per share of Thornburg Mortgage, Inc.’s 7.50% Series E Cumulative Convertible Redeemable Preferred Stock (“Series E Preferred Stock”) and (B) 3,162,500 shares of Series E Preferred Stock and (iv) the product of (A) an average price of $4.475 per share of Thornburg Mortgage, Inc.’s 10% Series F Cumulative Convertible Redeemable Preferred Stock (“Series F Preferred Stock”) and (B) 30,326,715 shares of Series F Preferred Stock. The average share price for each series of the preferred stock is calculated based on the average of high and low prices per share of such series of preferred stock, as reported on the New York Stock Exchange on July 18, 2008. The number of shares of each series of preferred stock represents the maximum number of shares of such series of preferred stock that are subject to the Exchange Offer and Consent Solicitation.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and equals $39.30 per $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of filing.

Amount Previously Paid: _________________	Filing Party: ________________________
Form of Registration No.: _________________	Date File: __________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) relates to an offer by Thornburg Mortgage, Inc., a Maryland corporation (“Thornburg,” or the “Company”), to exchange outstanding shares of its 8.00% Series C Cumulative Redeemable Preferred Stock, $0.01 par value per share (“Series C Preferred Stock), Series D Adjusting Rate Cumulative Redeemable Preferred Stock, $0.01 par value per share (“Series D Preferred Stock”), 7.50% Series E Cumulative Convertible Redeemable Preferred Stock, $0.01 par value per share (“Series E Preferred Stock”), and 10% Series F Cumulative Convertible Redeemable Preferred Stock, $0.01 par value per share (“Series F Preferred Stock”), for $5.00 in cash and 3.5 shares of the Company’s common stock, par value $0.01 per share (“Common Stock”), per share of preferred stock tendered, pursuant to the terms and subject to the conditions described in the offering circular, dated July 23, 2008 (the “Offering Circular”), filed as Exhibit (a)(1)(B) and the related letters of transmittal and consent for each series of preferred stock (the “Letters of Transmittal and Consent”), filed as Exhibits (a)(1)(C)(i), (a)(1)(C)(ii), (a)(1)(C)(iii) and (a)(1)(C)(iv) hereto.

This Tender Offer Statement is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended. The information contained in the Offering Circular and the related Letters of Transmittal and Consent is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1.	Summary Term Sheet.

The information set forth under the heading “Summary Description of the Exchange Offer and Consent Solicitation” in the Offering Circular is incorporated by reference herein.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the issuer is Thornburg Mortgage, Inc., a Maryland corporation. The address of its principal executive office is 150 Washington Avenue, Suite 302, Santa Fe, New Mexico 87501, and its telephone number is (505) 989-1900.

(b) Securities. This Tender Offer Statement relates to an offer by the Company to exchange cash and shares of Common Stock for all outstanding shares of its Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock (collectively, “Preferred Stock”).

As of July 18, 2008, 6,525,000 shares of Series C Preferred Stock, 4,000,000 shares of Series D Preferred Stock, 3,162,500 shares of Series E Preferred Stock and 30,326,715 shares of Series F Preferred Stock were issued and outstanding.

(c) Trading Market and Price. The information with respect to Preferred Stock set forth in the Offering Circular under the heading “Market Price of and Dividends on the Preferred Stock and Common Stock” is incorporated by reference herein.

Item 3.	Identity and Background of Filing Person.

The filing person is the Company. The information set forth under Item 2(a) above is incorporated by reference herein.

The information set forth in the Definitive Proxy Statement for the Annual Meeting held on June 12, 2008 under the heading “Proposal No. 1—Election of Directors—Information Regarding Director Nominees and Continuing Directors” is incorporated by reference herein. The business address of each of the foregoing is c/o Thornburg Mortgage, Inc., 150 Washington Avenue, Suite 302, Santa Fe, New Mexico 87501, and their telephone number is (505) 989-1900.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offering Circular under the headings “Questions and Answers About the Exchange Offer and Consent Solicitation,” “Summary Description of the Exchange Offer and Consent Solicitation,” “The Exchange Offer and Consent Solicitation,” “Description of Capital Stock” and “Material United States Federal Income Tax Considerations—Treatment of the Exchange Offer” is incorporated by reference herein.

(b) Purchases. The Company’s executive officers and directors do not own any shares of Preferred Stock and therefore are not eligible to participate in the Exchange Offer. The information set forth in the Offering Circular under the heading “The Exchange Offer and Consent Solicitation—Security Ownership” is incorporated by reference herein.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offering Circular under the heading “Special Factors—Reasons for and Purpose of the Exchange Offer and Consent Solicitation” and in the quarterly report on Form 10-Q for the quarter ended March 31, 2008 under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—General,” and “—Liquidity, Capital Resources and Going Concern” are incorporated by reference herein.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offering Circular under the headings “Questions and Answers about the Exchange Offer and Consent Solicitation” and “Special Factors—Reasons for and Purpose of the Exchange Offer and Consent Solicitation” is incorporated by reference herein.

(b) Use of Securities Acquired. The shares of Preferred Stock acquired in the Exchange Offer will become authorized but unissued shares. The information set forth in the Offering Circular under the heading “The Exchange Offer and Consent Solicitation—Exchange of Preferred Stock; Settlement” is incorporated by reference herein.

(c) Plans. The information set forth in the Offering Circular under the headings “Special Factors—Reasons for and Purpose of the Exchange Offer and Consent Solicitation,” “Special Factors—NYSE Continued Listing Standards,” “The Exchange Offer and Consent Solicitation—Liquidity; Delisting,” “Market Price of and Dividends on the Preferred Stock and Common Stock,” “Comparison of Rights Between the Preferred Stock and the Common Stock—Dividends” and set forth in our Definitive Proxy Statement for the Annual Meeting held on June 12, 2008 under the heading “Proposal No. 1—Election of Directors” is incorporated by reference herein.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offering Circular under the headings “Special Factors—Reasons for and Purpose of the Exchange Offer and Consent Solicitation” and “The Exchange Offer and Consent Solicitation—Financing of the Exchange Offer and Consent Solicitation” is incorporated by reference herein.

(b) Conditions. The information set forth in the Offering Circular under the headings “Special Factors—Reasons for and Purpose of the Exchange Offer and Consent Solicitation,” “The Exchange Offer and Consent Solicitation—Conditions of the Exchange Offer” and “The Exchange Offer and Consent Solicitation—Financing the Exchange Offer and Consent Solicitation” is incorporated by reference herein.

(d) Borrowed Funds. The information set forth in the Offering Circular under the heading “Special Factors—Reasons for and Purpose of the Exchange Offer and Consent Solicitation” is incorporated by reference herein.

Item 8.	Interest in Securities of the Subject Company.

(a). Securities Ownership. The information set forth in the Offering Circular under the heading “The Exchange Offer and Consent Solicitation—Security Ownership” is incorporated by reference herein.

(b) Securities Transactions. The information set forth in the Offering Circular under the heading “The Exchange Offer and Consent Solicitation—Security Ownership” is incorporated by reference herein.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Offering Circular under the heading “The Exchange Offer and Consent Solicitation—Terms of the Exchange Offer and Consent Solicitation” is incorporated by reference herein.

Item 10.	Financial Statements.

(a) Financial Information. The information set forth in the annual report on Form 10-K/A for the year ended December 31, 2007 under the headings “Information about Thornburg Mortgage, Inc.” and “Thornburg Mortgage, Inc.—Consolidated Financial Statements” and in the quarterly report on Form 10-Q for the quarter ended March 31, 2008 under the heading “Financial Statements” is incorporated by reference herein.

The following table sets forth our ratios of earnings to fixed charges and to combined fixed charges and preferred stock dividends for the periods shown:

	For the three months ended March 31, 2008		For the years ended December 31,
			2007		2006		2005		2004		2003
Ratio of earnings to fixed charges	—	(1)	—	(2)	1.14	x	1.24	x	1.37	x	1.50	x
Ratio of earnings to combined fixed charges and preferred stock dividends(3)	—	(1)	—	(2)	1.13	x	1.24	x	1.37	x	1.48	x

(1)	For the three months ended March 31, 2008, total fixed charges and total fixed changes and preferred stock dividends exceed total adjusted earnings available for payment by approximately $3.30 billion and $3.33 billion, respectively.
(2)	For the year ended December 31, 2007, total fixed charges and total fixed charges and preferred stock dividends exceeded total adjusted earnings available for payment by approximately $1.55 billion and $1.59 billion, respectively.
(3)	On March 24, 2008, the Board of Directors determined that the Company did not have sufficient liquidity to make its next scheduled dividend payments on its preferred stock and suspended the payment of dividends on all series of the Company’s preferred stock.

The ratios of earnings to fixed charges were computed by dividing earnings as adjusted by fixed charges. The ratios of earnings to combined fixed charges and preferred stock dividends were computed by dividing earnings as adjusted by fixed charges and preferred stock dividends. For these purposes, earnings consist of net income or loss from continuing operations and fixed charges. Fixed charges consist of interest expense, including the amortization of capitalized issuance costs relating to indebtedness.

Our book value per share as of March 31, 2008 is incorporated by reference from our quarterly report on Form 10-Q for the quarter ended March 31, 2008 under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Executive Overview.”

(b) Pro Forma Financial Information. The information set forth in the Offering Circular under the heading “Financial Information” is incorporated by reference herein.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the Offering Circular under the heading “Special Factors—Reasons for and Purpose of the Exchange Offer and Consent Solicitation,” “Description of Capital Stock—Classification of Board of Directors, Vacancies and Removal of Directors” and “Description of Capital Stock—Indemnification” and set forth in the quarterly report on Form 10-Q for the quarter ended March 31, 2008 under the heading “Transactions with Affiliates” is incorporated by reference herein.

(2) The information set forth in the Offering Circular under the heading “The Exchange Offer and Consent Solicitation—Certain Legal and Regulatory Matters” is incorporated by reference herein.

(3) Not applicable.

(4) Not applicable.

(5) Not applicable.

(b)	Other Material Information. Not applicable.

Item 12.	Exhibits.

Exhibit Number	Description
(a)(1)(A)	Letter from Larry Goldstone, President and Chief Executive Officer of Thornburg Mortgage, Inc., to holders of Preferred Stock, dated July 23, 2008.

(a)(1)(B)	Offering Circular, dated July 23, 2008.

(a)(1)(C)(i)	Letter of Transmittal and Consent to the holders of Series C Preferred Stock, dated July 23, 2008.

(a)(1)(C)(ii)	Letter of Transmittal and Consent to the holders of Series D Preferred Stock, dated July 23, 2008.

(a)(1)(C)(iii)	Letter of Transmittal and Consent to the holders of Series E Preferred Stock, dated July 23, 2008.

(a)(1)(C)(iv)	Letter of Transmittal and Consent to the holders of Series F Preferred Stock, dated July 23, 2008.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.

(a)(1)(G)	Form of Notice of Guaranteed Delivery.

(a)(2)	Exhibit (a)(1)(A) is incorporated by reference herein.

(a)(3)	Exhibit (a)(1)(A) is incorporated by reference herein.

(a)(4)	Not applicable.

(a)(5)	Press Release.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)(A)	Override Agreement dated as of March 17, 2008 by and among Thornburg Mortgage, Inc., Thornburg Mortgage Hedging Strategies, Inc. and Greenwich Capital Markets, Inc., Royal Bank of Scotland PLC, Greenwich Capital Derivatives Inc., Bear Stearns Investment Products Inc., Citigroup Global Markets Limited, Credit Suisse Securities (USA) LLC, UBS Securities LLC and Credit Suisse International (incorporated herein by reference to Exhibit 10.1 filed with the Company’s Current Report on Form 8-K on March 19, 2008).

Exhibit Number	Description

(d)(1)(B)	Amendment No. 1 to Override Agreement dated as of March 27, 2008 by and among Thornburg Mortgage Inc., Thornburg Mortgage Hedging Strategies, Inc. and Greenwich Capital Markets, Inc., Royal Bank of Scotland PLC, Greenwich Capital Derivatives Inc., Bear Stearns Investment Products Inc., Citigroup Global Markets Limited, Credit Suisse Securities (USA) LLC, UBS Securities LLC and Credit Suisse International (incorporated herein by reference to Exhibit 10.1 filed on April 4, 2008 with the registrant’s current report on Form 8-K).

(d)(1)(C)	Security Agreement relating to Override Agreement dated as of April 1, 2008 among Thornburg Mortgage, Inc., each other Lien Grantor Party thereto, each Counterparty thereto and Credit Suisse Securities (USA) LLC as Collateral Agent (incorporated herein by reference to Exhibit 10.2 filed on April 4, 2008 with the registrant’s current report on Form 8-K).

(d)(2)(A)	Purchase Agreement dated as of March 31, 2008 by and among Thornburg Mortgage, Inc. and the Subscriber signatories thereto (incorporated herein by reference to Exhibit 10.3 filed with the Company’s Amendment to Current Report on Form 8-K/A on April 4, 2008).

(d)(2)(B)	Consent of Majority Participants dated April 30, 2008 (incorporated herein by reference to Exhibit 10.1 filed with the Company’s Current Report on Form 8-K on July 3, 2008).

(d)(2)(C)	Form of Amendment No. 1 to Purchase Agreement and Consent of Majority Participants dated June 30, 2008 (incorporated herein by reference to Exhibit 10.1 filed with the Company’s Current Report on Form 8-K on July 3, 2008).

(d)(2)(D)	Consent of Majority Participants dated July 10, 2008 (incorporated herein by reference to Exhibit 10.1 filed with the Company’s Current Report on Form 8-K on July 10, 2008).

(d)(3)	Warrant Agreement dated as of March 31, 2008 among Thornburg Mortgage, Inc. and the Warrant Holders signatories thereto (incorporated herein by reference to Exhibit 10.5 filed with the Company’s Amendment to Current Report on Form 8-K/A on April 4, 2008).

(d)(4)(A)	Principal Participation Agreement dated as of March 31, 2008 among Thornburg Mortgage, Inc. and the Participants signatories thereto (incorporated herein by reference to Exhibit 10.6 filed with the Company’s Amendment to Current Report on Form 8-K/A on April 4, 2008).

(d)(4)(B)	Form of Amendment No. 1 to Principal Participation Agreement dated June 30, 2008 (incorporated herein by reference to Exhibit 10.1 filed with the Company’s Current Report on Form 8-K on July 3, 2008).

(d)(5)(A)	Escrow Agreement dated March 31, 2008 among Thornburg Mortgage, Inc., the Subscriber signatories thereto and Wilmington Trust Company as Escrow Agent (incorporated herein by reference to Exhibit 10.10 filed on April 4, 2008 with the registrant’s current report on Form 8-K).

(d)(5)(B)	Form of Amendment No. 1 to Escrow Agreement dated June 30, 2008 (incorporated herein by reference to Exhibit 10.1 filed with the Company’s Current Report on Form 8-K on July 3, 2008).

(d)(6)	Registration Rights Agreement related to the Senior Subordinated Secured Notes dated March 31, 2008 by and among Thornburg Mortgage, Inc., the Guarantors signatories thereto and the Purchasers signatories thereto (incorporated herein by reference to Exhibit 10.4 filed on April 4, 2008 with the registrant’s current report on Form 8-K).

(d)(7)(A)	Indenture between the Registrant and Deutsche Bank Trust Company Americas, dated as of May 15, 2003 (incorporated herein by reference to Exhibit 10.11 filed on May 28, 2003 with the registrant’s current report on Form 8-K).

(d)(7)(B)	First Supplemental Indenture between the Registrant and Deutsche Bank Trust Company Americas, dated as of May 15, 2003 (incorporated herein by reference to Exhibit 10.11.1 filed on May 28, 2003 with the registrant’s current report on Form 8-K).

Exhibit Number	Description

(d)(7)(C)	Second Supplemental Indenture to Senior Note Indenture dated as of March 31, 2008 by and between Thornburg Mortgage, Inc., the Guarantors signatories thereto, and Deutsche Bank Trust Company Americas as Trustee (incorporated herein by reference to Exhibit 4.2 filed on April 4, 2008 with the registrant’s current report on Form 8-K).

(d)(7)(D)	Form of Exchange Global Note (incorporated herein by reference to Exhibit 4.4 filed on December 19, 2003 with the registrant’s registration statement on Form S-4).

(d)(7)(E)	Form of Global Note (incorporated herein by reference to Exhibit 4.8 filed on November 24, 2004 with the registrant’s current report on Form 8-K).

(d)(7)(D)	Security Agreement relating to the Second Supplemental Indenture dated as of March 31, 2008 among Thornburg Mortgage, Inc., certain of its Subsidiaries and Deutsche Bank Trust Company Americas as Note Lien Collateral Agent (incorporated herein by reference to Exhibit 10.9 filed on April 4, 2008 with the registrant’s current report on Form 8-K).

(d)(8)	Junior Subordinated Indenture between the registrant, Thornburg Mortgage Home Loans, Inc. and Wells Fargo Bank, N.A., dated as of September 28, 2005 (incorporated herein by reference to Exhibit 4.7 filed on October 3, 2005 with the registrant’s current report on Form 8-K).

(d)(9)	Junior Subordinated Indenture between the registrant, Thornburg Mortgage Home Loans, Inc. and Wells Fargo Bank, N.A., dated as of December 22, 2005 (incorporated herein by reference to Exhibit 4.8 filed on December 28, 2005 with the registrant’s current report on Form 8-K).

(d)(10)(A)	Senior Subordinated Secured Note Indenture dated as of March 31, 2008 between Thornburg Mortgage, Inc., the Note Guarantors signatories thereto and Wilmington Trust Company as Trustee (incorporated herein by reference to Exhibit 4.1 filed on April 4, 2008 with the registrant’s current report on Form 8-K).

(d)(10)(B)	Security Agreement relating to the Senior Subordinated Secured Note Indenture dated as of March 31, 2008 made by the Grantors signatories thereto in favor of Wilmington Trust Company as Note Lien Collateral Agent (incorporated herein by reference to Exhibit 10.8 filed on April 4, 2008 with the registrant’s current report on Form 8-K).

(d)(11)	Amendment to Shareholder Rights Agreement dated as of April 1, 2008 between Thornburg Mortgage, Inc. and American Stock Transfer and Trust Company (incorporated herein by reference to Exhibit 4.1 filed on April 2, 2008 with the registrant’s current report on Form 8-K).

(d)(12)	Form of Common Stock Certificate (incorporated herein by reference to Exhibit 4.3 filed on March 28, 2001 with the registrant’s annual report on Form 10-K for the year ended December 31, 2000).

(d)(13)	Form of Preferred Stock Certificate for 8.00% Series C Cumulative Redeemable Preferred Stock (incorporated herein by reference to Exhibit 4.7 filed on March 21, 2005 with the registrant’s registration statement on Form 8-A).

(d)(14)	Form of Preferred Stock Certificate for Series D Adjusting Rate Cumulative Redeemable Preferred Stock (incorporated herein by reference to Exhibit 4.12 filed on November 20, 2006 with the registrant’s registration statement on Form 8-A).

(d)(15)	Form of Preferred Stock Certificate for 7.50% Series E Cumulative Convertible Redeemable Preferred Stock (incorporated herein by reference to Exhibit 4.13 filed on June 19, 2007 with the registrant’s registration statement on Form 8-A).

(d)(16)	Form of Preferred Stock Certificate for 10% Series F Cumulative Convertible Redeemable Preferred Stock (incorporated herein by reference to Exhibit 4.14 filed on September 5, 2007 with the registrant’s registration statement on Form 8-A).

Exhibit Number	Description

(e)	Not applicable.

(f)	Not applicable.

(g)	Solicitation Script for use by employees of the Company.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Item (2). Subject Company Information.

(d)-(f) The information set forth in the Offering Circular under the heading “Market Price of and Dividends on the Preferred Stock and Common Stock” is incorporated by reference herein.

Item (3). Identity and Background of Filing Person.

(b) Business and background of entities. Not applicable.

(c) Business and background of natural persons. The information set forth in the Definitive Proxy Statement for the Annual Meeting held on June 12, 2008 under the heading “Proposal No. 1—Election of Directors—Information Regarding Director Nominees and Continuing Directors” is incorporated by reference herein. The business address of each of the foregoing is c/o Thornburg Mortgage, Inc., 150 Washington Avenue, Suite 302, Santa Fe, New Mexico 87501, and their telephone number is (505) 989-1900. None of the foregoing were convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) and none were party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each of the foregoing is a citizen of the United States.

Item (4). Terms of the Transaction.

(d) Appraisal Rights. None

(e) Different Terms. Not applicable.

(f) Eligibility for listing or trading. The information set forth in the Offering Circular under the heading “Market Price of and Dividends on the Preferred Stock and Common Stock” and “Special Factors—NYSE Continued Listing Standards” is incorporated by reference herein. The Common Stock to be issued in connection with the Exchange Offer and Consent Solicitation will be eligible for trading on the NYSE with the Company’s existing outstanding shares of Common Stock.

Item (5). Past Contacts, Transactions, Negotiations and Agreements.

(a)-(c) The information set forth in the Offering Circular under the heading “Special Factors—Reasons for and Purpose of the Exchange Offer and Consent Solicitation” and “Description of Capital Stock—Indemnification” and set forth in the quarterly report on Form 10-Q for the quarter ended March 31, 2008 under the heading “Transactions with Affiliates” is incorporated by reference herein.

Item (7). Purposes, Alternatives, Reasons and Effects. The information set forth in the Offering Circular under the headings “Questions and Answers About the Exchange Offer and Consent Solicitation—Did the Board

of Directors consider alternatives to the financing transaction?”, “Special Factors—Reasons for and Purpose of the Exchange Offer and Consent Solicitation” and “Material United States Federal Income Tax Considerations” is incorporated by reference herein.

Item 8. Fairness of the Transaction. The information set forth in the Offering Circular under the heading “Special Factors—Fairness of the Exchange Offer and Consent Solicitation” is incorporated by reference herein.

Item 9. Reports, Opinions, Appraisals and Negotiations. The information set forth in the Offering Circular under the heading “Special Factors—Fairness of the Exchange Offer and Consent Solicitation” is incorporated by reference herein.

Item 10. Source and Amounts of Funds or Other Consideration.

(c) The information set forth in the Offering Circular under the heading “The Exchange Offer and Consent Solicitation—Expenses” is incorporated by reference herein.

Item 12. The Solicitation or Recommendation.

(d) Intent to tender or vote in a going-private transaction. The information set forth in the Offering Circular under the heading “The Exchange Offer and Consent Solicitation—Security Ownership” is incorporated by reference herein.

(e) Recommendation of others. The information set forth in the Offering Circular under the heading “Special Factors—Fairness of the Exchange Offer and Consent Solicitation” is incorporated by reference herein.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(b) In addition to mailing proxy soliciting material, our officers, directors and employees may solicit tenders from holders of our Preferred Stock and will answer inquiries concerning the Exchange Offer and Consent Solicitation, but they will not receive additional compensation for soliciting tenders or answering any such inquiries.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THORNBURG MORTGAGE, INC.

Date: July 23, 2008	By:	/s/ LARRY GOLDSTONE
Larry Goldstone, Chief Executive Officer and President